SE(11023627 ISSION

Mail Processing Section

NOV 29 2011

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/10** (MM/DD/YY) AND ENDING **09/30/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KPMG Corporate Finance LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 East Wacker Drive
(No. and Street)

Chicago	**Illinois**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Isom **312-665-1911**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Isom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KPMG Corporate Finance, LLC, as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANITA DORROUGH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10-31-2014

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
KPMG Corporate Finance LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of KPMG Corporate Finance LLC (the Company) as of September 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of KPMG Corporate Finance LLC as of September 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
November 28, 2011

McGladrey is the brand under which RSM McGladrey, Inc. and McGladrey & Pullen, LLP serve clients' business needs.
The two firms operate as separate legal entities in an alternative practice structure.

Member of RSM International network, a network of independent accounting, tax and consulting firms.

KPMG Corporate Finance LLC

Statement of Financial Condition
September 30, 2011

Assets	
Cash and cash equivalents	$ 13,825,128
Accounts receivable, net	2,587,356
Fixed assets, net of accumulated depreciation of $215,932	23,609
Goodwill	2,235,963
Other assets	39,474
Total assets	$ 18,711,530
Liabilities and Member's Capital	
Accrued compensation	$ 1,530,551
Accounts payable, accrued expenses and other liabilities	2,741,162
	4,271,713
Liabilities subordinated to the claims of general creditors	4,000,000
Member's capital	10,439,817
Total liabilities and member's capital	$ 18,711,530

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

KPMG Corporate Finance LLC (the Company), a wholly-owned subsidiary of KPMG LLP (Parent), is a Delaware limited liability company formed on February 7, 2000, for the purpose of conducting business as a broker-dealer. The Parent is the U.S. member firm of KPMG International, a Swiss Cooperative.

The Company's primary business is infrastructure advisory, capital advisory, and investment banking services including providing financial advisory services to institutional investors, corporations, and individuals. These financial advisory services include capital sourcing, mergers and acquisitions, and strategic business advisory services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The firm is also registered with the SEC and the Municipal Securities Rulemaking Board as a Municipal Advisor.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the broker/dealer carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers of the Company.

The following is a summary of the Company's significant accounting policies:

a) Basis of Presentation

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the "FASB." The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

b) Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist primarily of money market funds. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that are in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

d) Fair Value Measurements

The Company records its investments at fair value. Guidance provided by the FASB defines fair value, establishes a framework for measuring fair value, sets out a fair value hierarchy and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Money market funds held by the Company in the amount of $6,630,011 are considered Level 1 financial instruments and are measured at fair value on a recurring basis based on quoted prices for identical assets in active markets.

e) Revenue Recognition

Investment banking revenues include both success fees earned and hourly work performed providing merger and acquisition and financial advisory services. Success fee and milestone revenue is recognized as services are provided to customers, with the majority of recognition occurring when sales are successfully consummated or milestone reached, as defined under the terms of each engagement. Hourly revenue is recognized as incurred. The Company recognizes contractual interest on an accrual basis.

f) Fixed Assets

Fixed assets consist of computer equipment which is recorded at cost and depreciated on a straight-line basis over a period of three years.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

g) Income Taxes

The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. Accordingly, no provision or benefit for federal income taxes has been made in the Company's financial statements.

For the year ended September 30, 2011, management has determined that there are no material uncertain tax positions that impact the Company's financial statements. The Parent is generally subject to examination by U.S. federal and state tax authorities for the current tax year and prior three tax years.

h) Goodwill

Goodwill is subject to at least annual assessments for impairment by applying a fair-value based test. The Company reviews goodwill annually in September to determine potential impairment by comparing the carrying value of its assets with expected future cash flows.

i) Subsequent Events

The Company evaluated subsequent events through November 28, 2011, the date that these financial statements were issued, noting none.

Note 2. Accounts Receivable

At September 30, 2011, accounts receivable includes amounts billed and hours incurred in connection with investment banking activities. The amounts billed and hours incurred include time and expense or retainers. The amount recorded is net of an allowance for doubtful accounts of $2,319.

The Company policy to reserve for doubtful accounts is based on the balances of all accounts over 180 days, unless it is clearly demonstrated an account is collectible.

Note 3. Goodwill

On October 1, 2007, the Company acquired substantially all of the assets of Keen Consultants, LLC, Keen Realty, LLC, Keen Strategic Advisors, LLC, and MHM Advisors, LLC (collectively, Keen), a group of affiliated real estate advisory and real estate transactional businesses. The excess of the purchase price and earn-out payments over the estimated fair values of the net assets acquired was recorded as goodwill in the amount of approximately $2,236,000. As of September 30, 2011, management has determined that there is no impairment in value.

Note 4. Liabilities Subordinated to Claims of General Creditors

On November 30, 2009, the Company entered into a subordinated loan agreement with KPMG LLP. The non-interest bearing loan in the amount of $4,000,000 matures on November 30, 2012 and approximates fair market value at September 30, 2011.

The principal amount of the subordinated loan is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2011, the Company had net capital of $9,420,815, which was $9,136,034 in excess of its required net capital of $284,781. At September 30, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.45 to 1.

Note 6. Customer Concentration and Related-Party Transactions

For the year ended September 30, 2011, the Company had three major customers. A customer is considered major when the customer represents more than 10 percent of total accounts receivable as of September 30, 2011 or total revenue for the year ended September 30, 2011. Transactions with major customers are as follows:

	Percentage of total accounts receivable at September 30, 2011:	Percentage of total revenue for the year ended September 30, 2011:
Customer A	52%	14%
Customer B	17%	*
Customer C	*	18%

*Percentage is less than 10 percent.

The Company entered into a Service Agreement with the Parent effective December 1, 2009. The Parent shares personnel, office space and equipment with the Company, whereby expenses and costs are allocated based on this Service Agreement. Under this agreement, the Company is to pay the Parent interest at 10 percent per annum on the prior month unbilled and outstanding client receivables.

All accounting transactions between the Company and the Parent are recorded through intercompany accounts by the system. The Company and the Parent settle the due to/due from balance via cash payment. As of September 30, 2011, accounts payable, accrued expenses and other liabilities include $2,666,051 due to the Parent for intercompany transactions.

Note 7. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.